SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                               Amendment No. 1 to

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
       Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934
                               -------------------

                          GLOBAL MOTORSPORT GROUP, INC.
                            (Name of Subject Company)

                               -------------------
                                GOLDEN CYCLE, LLC
                                    (Bidder)
                               -------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                               -------------------
                                    378937106
                      (CUSIP Number of Class of Securities)

                               -------------------
                                   ROGER GRASS
                                GOLDEN CYCLE, LLC
                          ONE WYNNEWOOD ROAD, SUITE 100
                               WYNNEWOOD, PA 19096
                                 (610) 642-8600
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                               -------------------

                                    COPY TO:
                            HERBERT HENRYSON II, ESQ.
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                              111 SOUTH 15TH STREET
                             PHILADELPHIA, PA 19102
                                 (215) 977-2000

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(e) is hereby amended by adding the following:

     On April 7, 1998, Purchaser commenced litigation against the Company in the Court of Chancery of the State of Delaware seeking an order enjoining the Company from improperly interfering with, and the Board of Directors of the Company from breaching its fiduciary duties in connection with, the Reporting Person's tender offer and consent solicitation. See Exhibit (i).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated April 7, 1998.

     (2)    Letter of Transmittal with respect to the Shares and Rights.

     (3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

     (4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

     (5)    Notice of Guaranteed Delivery.

     (6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)    Press Release, dated April 6, 1998.

     (8)    Form of summary advertisement, dated April 7, 1998.

     (b)     None.

     (c) Letter agreement, dated March 6, 1998, between Jeffries & Company, Inc. and the Purchaser.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

     (g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

     (h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

     *(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

-------------------
*Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1998

                                                GOLDEN CYCLE, LLC


                                                By: /s/ ROGER GRASS
                                                    ---------------------------
                                                    Name: Roger Grass
                                                    Title:  Vice President

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 EXHIBIT
--------      ------------------------------------------------------------------


(a)(1)        Offer to Purchase, dated April 7, 1998.

(2)           Letter of Transmittal with respect to the Shares and Rights.

(3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5)           Notice of Guaranteed Delivery.

(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)           Press Release, dated April 6, 1998.

(8)           Form of summary advertisement, dated April 7, 1998.

(b)           None.

(c) Letter agreement, dated March 6, 1998, between Jeffries & Company, Inc. and the Purchaser.

(d)           None.

(e)           Not Applicable.

(f)           None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

*(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

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* Filed herewith.